  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 4, 1996



                                                       REGISTRATION NO. 33-63437



-----------------------------------------------------------------------
-----------------------------------------------------------------------
                                                SECURITIES AND EXCHANGE COMMISSION

                                                     WASHINGTON, D. C. 20549
                       ------------------------

                                                         AMENDMENT NO. 1
                                                                TO
                                                             FORM S-6
                       ------------------------

                                            FOR REGISTRATION UNDER THE SECURITIES ACT
                                             OF 1933 OF SECURITIES OF UNIT INVESTMENT
                                                 TRUSTS REGISTERED ON FORM N-8B-2
                       ------------------------



A. EXACT NAME OF TRUST:


                                                      CORPORATE INCOME FUND
                                                   INTERMEDIATE TERM SERIES-56
                                                       DEFINED ASSET FUNDS
                                                    (A UNIT INVESTMENT TRUST)



B. NAMES OF DEPOSITORS:



                                        MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                                        SMITH BARNEY INC.
                                                     PAINEWEBBER INCORPORATED
                                                PRUDENTIAL SECURITIES INCORPORATED
                                                    DEAN WITTER REYNOLDS INC.




C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:




  MERRILL LYNCH, PIERCE, FENNER &                                                                       SMITH BARNEY INC.
         SMITH INCORPORATED                                                                           388 GREENWICH STREET
        DEFINED ASSET FUNDS                                                                                23RD FLOOR
           P.O. BOX 9051                                                                              NEW YORK, N.Y. 10013
     PRINCETON, N.J. 08543-9051




 PRUDENTIAL SECURITIES INCORPORATED                 DEAN WITTER REYNOLDS INC.                       PAINEWEBBER INCORPORATED
         ONE SEAPORT PLAZA                            TWO WORLD TRADE CENTER                       1285 AVENUE OF THE AMERICAS
          199 WATER STREET                                  59TH FLOOR                                NEW YORK, N.Y. 10019
        NEW YORK, N.Y. 10292                           NEW YORK, N.Y. 10048




D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:




        TERESA KONCICK, ESQ.                            DOUGLAS LOWE, ESQ.                             LEE B. SPENCER, JR.
           P.O. BOX 9051                          130 LIBERTY STREET-29TH FLOOR                         ONE SEAPORT PLAZA
     PRINCETON, N.J. 08543-9051                        NEW YORK, N.Y. 10006                             199 WATER STREET
                                                                                                      NEW YORK, N.Y. 10292




         LAURIE A. HESSLEIN                              ROBERT E. HOLLEY                                  COPIES TO:
        388 GREENWICH STREET                            1200 HARBOR BLVD.                         PIERRE DE SAINT PHALLE, ESQ.
        NEW YORK, N.Y. 10013                          WEEHAWKEN, N.J. 07087                           450 LEXINGTON AVENUE
                                                                                                      NEW YORK, N.Y. 10017




E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:



                           An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.



F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:



                                                            Indefinite


G. AMOUNT OF FILING FEE:


                                                 $500 (as required by Rule 24f-2)


H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:


                          As soon as practicable after the effective date of the registration statement.



/x/Check box if it is proposed that this filing will become effective at 9:30 a.m. on January 4, 1996 pursuant to Rule 487.
-----------------------------------------------------------------------




Defined Asset FundsSM




CORPORATE                              5.83% ESTIMATED CURRENT RETURN shows the estimated annual cash to be
INCOME FUND                            received from interest-bearing bonds in the Portfolio (net of estimated
INTERMEDIATE TERM SERIES--56           annual expenses) divided by the Public Offering Price (including the
(A UNIT INVESTMENT                     maximum sales charge).
TRUST)
                                       5.79% ESTIMATED LONG TERM RETURN is a measure of the estimated return
-----------------------------------    over the estimated life of the Fund, which is about 11 years. This
/ / INTERMEDIATE TERM MATURITIES       represents an average of the yields to maturity (or in certain cases, to
/ / DESIGNED FOR HIGH                  an earlier call date) of the individual bonds in the Portfolio, adjusted
CURRENT INCOME                         to reflect the maximum sales charge and estimated expenses. The average
/ / DEFINED PORTFOLIO OF               yield for the Portfolio is derived by weighting each bond's yield by its
CORPORATE BONDS                        market value and the time remaining to the call or maturity date,
/ / MONTHLY INCOME                     depending on how the bond is priced. Unlike Estimated Current Return,
/ / INVESTMENT GRADE                   Estimated Long Term Return takes into account maturities, discounts and
/ / FOREIGN HOLDERS TAX EXEMPT         premiums of the underlying bonds.

                                       No return estimate can be predictive of your actual return because returns will vary with purchase price (including sales charges), how
5.83%                                  long units are held, changes in Portfolio composition, changes in
ESTIMATED CURRENT RETURN               interest income and changes in fees and expenses. Therefore, Estimated
                                       Current Return and Estimated Long Term Return are designed to be comparative rather than predictive. A yield calculation which is more
5.79%                                  comparable to an individual bond may be higher or lower than Estimated
ESTIMATED LONG TERM RETURN             Current Return or Estimated Long Term Return which are more comparable to return calculations used by other investment products.


AS OF JANUARY 3, 1996








                                       ------------------------------------------------------------------
                                       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
                                       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
                                       NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                                       THE ACCURACY OR ADE-
                                       QUACY OF THIS DOCUMENT. ANY REPRESENTATION TO
SPONSORS:                              THE CONTRARY IS A CRIMINAL OFFENSE.

Merrill Lynch,                         Inquiries should be directed to the Trustee at 1-800-323-1508.
Pierce, Fenner & Smith Incorporated    Prospectus dated January 4, 1996.
Smith Barney Inc.
Prudential Securities Incorporated     INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE
Dean Witter Reynolds Inc.              REFERENCE.
PaineWebber Incorporated


Defined Asset FundsSM



Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $100 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into "units" representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined "distinctives". You know in advance what you are investing in and that changes in the portfolio are limited -- a defined portfolio. Most defined bond funds pay interest monthly -- defined income. The portfolio offers a convenient and simple way to invest -- simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

 -   Municipal portfolios
 -   Corporate portfolios
 -   Government portfolios
 -   Equity portfolios
 -   International portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with "laddered maturities" to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.


--------------------------------------------------------------------------
Defined Intermediate Term Series
--------------------------------------------------------------------------


Our defined portfolio of intermediate term corporate bonds offers you a simple and convenient way to earn a high level of current monthly income.And by purchasing Defined Asset Funds, you not only receive professional selection but also gain the advantage of reduced risk by investing in bonds of several different issuers.

INVESTMENT OBJECTIVE

To provide a high level of current income through investment in a fixed portfolio consisting primarily of intermediate term corporate bonds.

DIVERSIFICATION


The Portfolio contains 10 bond issues. Spreading your investment among different issuers reduces your risk, but does not eliminate it. Because of deposits of additional bonds during the initial offering period of the Fund and maturities, sales or other dispositions of bonds, the size, composition and return of the Portfolio will change over time.


The Portfolio contains 10 bond issues. Spreading your investment among different issuers reduces your risk, but does not eliminate it. Because of deposits of additional bonds during the initial offering period of the Fund and maturities, sales or other dispositions of bonds, the size, composition and return of the Portfolio will change over time.

--------------------------------------------------------------------------
Defining Your Portfolio
--------------------------------------------------------------------------

PROFESSIONAL SELECTION AND SUPERVISION

The Portfolio contains a variety of bonds selected by experienced buyers and research analysts. The Fund is not actively managed; however, it is regularly reviewed and a bond can be sold if retaining it is considered detrimental to investors' interests.

TYPES OF BONDS


The Portfolio consists of $6,000,000 face amount of bonds issued by 10 different corporate issuers.


                         APPROXIMATE
                          PORTFOLIO
        ISSUERS          PERCENTAGE
-------------------------------------


Financial                       75%
Utility                         17%
Retailing                        8%




BOND CALL FEATURES

It is possible that during periods of falling interest rates, a bond with a coupon higher than current market rates will be prepaid or "called", at the option of the bond issuer, before its expected maturity. When bonds are initially callable, the price is usually at a premium to par which then declines to par over time. Bonds may also be subject to a mandatory sinking fund or have extraordinary redemption provisions. For example, if the bond's proceeds are not able to be used as intended the bond may be redeemed. This redemption and the sinking fund are often at par.

CALL PROTECTION


None of the bonds in the Portfolio is subject to optional refunding or sinking fund redemptions.

TAX INFORMATION

In the opinion of special counsel to the Sponsors, each Holder will be considered to have received the interest on his pro rata portion of each bond when interest on the bond is received by the Fund. This interest is taxable for U.S. investors but exempt from U.S. Federal income taxes, including withholding taxes, for many foreign investors.
                                      A-2

--------------------------------------------------------------------------
Defining Your Investment
--------------------------------------------------------------------------


PUBLIC OFFERING PRICE PER UNIT
$1,032.91


The Public Offering Price as of January 3, 1996, the business day prior to the Initial Date of Deposit, is based on the aggregate offer side value of the underlying bonds in the Fund ($5,951,875), plus cash ($74,000), divided by the number of units outstanding (6,074) plus a maximum sales charge of 4.00% on the value of the underlying bonds. The Public Offering Price on any subsequent date will vary. An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. The underlying bonds are evaluated by an independent evaluator at 3:30 p.m. Eastern time on every business day.

LOW MINIMUM INVESTMENT

You can get started with a minimum purchase of about $1,000.


UNIT PAR VALUE


The par value of your unit--the amount of money you will receive by termination of the Fund--assuming all the bonds are paid at maturity or are redeemed by the issuer at par or sold by the Fund at par to meet redemptions--is $1,000.

REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into a separate portfolio of corporate bonds. Reinvesting helps to compound your income.

PRINCIPAL DISTRIBUTIONS

Principal from sales, redemptions and maturities of bonds in the Fund will be distributed to investors periodically when the amount to be distributed is more than $5.00 per unit.

TERMINATION DATE

The Fund will generally terminate following the maturity date of the last maturing bond listed in the Portfolio. The Fund may be terminated earlier if the value is less than 40% of the face amount of bonds deposited.

SPONSORS' PROFIT OR LOSS


The Sponsors' profit or loss associated with the Fund will include the receipt of applicable sales charges, any fees for underwriting or placing bonds, fluctuations in the Public Offering Price or secondary market price of units, a gain of $7,145.00 on the initial deposit of the bonds and a gain or loss on subsequent deposits of additional bonds (see Underwriters' and Sponsors' Profits in Part B).

UNDERWRITING ACCOUNT


None of the Sponsors has participated as sole underwriter, managing underwriter or member of an underwriting syndicate from which any of the bonds in the Portfolio were acquired.



MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

P.O. Box 9051,

Princeton, NJ 08543-9051                       73.66%

SMITH BARNEY INC.

388 Greenwich Street--23rd Floor,

New York, NY 10013                              9.88%

PRUDENTIAL SECURITIES INCORPORATED

One Seaport Plaza--199 Water Street,

New York, NY 10292                              4.94%

DEAN WITTER REYNOLDS INC.

Two World Trade Center--59th Floor,

New York, NY 10048                              6.58%

PAINEWEBBER INCORPORATED

1285 Avenue of the Americas,

New York, NY 10019                              3.29%

GRUNTAL & CO. INCORPORATED

14 Wall Street,

New York, NY 10005                              1.65%
                                         ------------

                                              100.00%
                                         ------------



--------------------------------------------------------------------------
Defining Your Risks
--------------------------------------------------------------------------

RISK FACTORS

Unit price fluctuates and could be adversely affected by increasing interest rates as well as the financial condition of the issuers of the bonds. Because of the possible maturity, sale or other disposition of securities, the size, composition and return of the portfolio may change at any time. Because of the sales charges, returns of principal and fluctuations in unit price, among other reasons, the sale price will generally be less than the cost of your units. Unit prices could also be adversely affected if a limited trading market exists in any security to be sold. There is no guarantee that the Fund will achieve its investment objective.


The Fund is concentrated in bonds issued by financial institutions and is therefore dependent to a significant degree on revenues generated from those particular activities (see Risk Factors in Part B).
                                      A-3

--------------------------------------------------------------------------
Defining Your Costs
--------------------------------------------------------------------------

SALES CHARGES

Although the Fund is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.



                                                   As a %
                            As a %              of Secondary
                      of Initial Offering          Market
                         Period Public        Public Offering
                        Offering Price             Price
                      --------------------    ----------------



Maximum Sales Charges        4.00%                 4.75%





The Fund (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Historically, the Sponsors of unit investment trusts have paid all the costs of establishing those trusts.

ESTIMATED ANNUAL FUND OPERATING EXPENSES



                            As a %
                          of Average
                          Net Assets*   Per Unit
                         ------------- -----------


Trustees' Fee                   .070%      $0.69

Maximum Portfolio
 Supervision,
 Bookkeeping and
 Administrative Fees            .046%      $0.45

Organizational Expenses         .020%      $0.20

Evaluator's Fee                 .020%      $0.20

Other Operating Expenses        .022%      $0.22
                         ------------      -------

TOTAL                           .178%      $1.76





---------
*Based on the mean of the bid and offer side evaluations.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods:




1 Year   3 Years   5 Years   10 Years



 $42       $46       $50        $62






The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option different from that offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option different from that offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

SELLING YOUR INVESTMENT


You may sell your units at any time. Your price is based on the Fund's then current net asset value (generally based on the lower, bid side evaluation of the bonds, as determined by an independent evaluator), plus principal cash, if any, as well as accrued interest. The per unit bid side redemption and secondary market repurchase price as of January 3, 1996 was $987.14 ($45.77 less than the Public Offering Price). There is no fee for selling your units.

--------------------------------------------------------------------------
Defining Your Income
--------------------------------------------------------------------------

MONTHLY INTEREST INCOME

The Fund pays monthly income, even though the bonds generally pay interest semi-annually.

WHAT YOU MAY EXPECT
(PAYABLE ON THE 25TH DAY OF THE MONTH TO HOLDERS OF RECORD ON THE 10TH DAY OF THE MONTH):



First Distribution per unit
(January 25, 1996):                   $1.00

Regular Monthly Income per unit
(Beginning on February 25, 1996):     $5.02

Annual Income per unit:              $60.26




These figures are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary.

Estimated cash flows are available upon request from the Sponsors.
                                      A-4

--------------------------------------------------------------------------
                               Defined Portfolio
--------------------------------------------------------------------------


Corporate Income Fund
Intermediate Term Series--56
January 4, 1996

















                                      RATINGS OF ISSUES (1)
                                     -----------------------

                                                                OPTIONAL         SINKING
                                     STANDARD                   REFUNDING         FUND             COST
          PORTFOLIO TITLE            & POOR'S  MOODY'S FITCH REDEMPTIONS (2) REDEMPTIONS (2)    TO FUND (3)
------------------------------------ --------- ------- ----- --------------- --------------- -----------------



1. $500,000 Bank of Montreal,           A+       A1     NR         --              --          $    495,625.00
Subordinated Notes, 6.100%,
9/15/05


2. $500,000 Bank One Arizona, N.A.,     AA-      AA3    NR         --              --               494,375.00
Subordinated Notes, 6.000%, 9/15/05



3. $1,000,000 Bankers Trust-- New        A       A3      A         --              --               953,750.00
York Corporation, Subordinated
Notes, 6.000%,
10/15/08


4. $1,000,000 Banque Paribas,           A-       A2     NR         --              --             1,005,000.00
Subordinated Notes, 6.875%,
3/01/09


5. $500,000 Chemical Banking            A-       A2     A-         --              --               505,000.00
Corporation, Subordinated
Debentures, 6.500%, 1/15/09


6. $500,000 CNA Financial               A-       A3     NR         --              --               498,750.00
Corporation, Notes, 6.250%,
11/15/03


7. $500,000 Ford Motor Credit           A+       A1     NR         --              --               501,250.00
Company, Notes, 6.250%, 12/08/05


8. $500,000 Pacific Gas & Electric       A       A2     NR         --              --               487,500.00
Company, First and Refunding
Mortgage Bonds, Series 93-E, 5.875%,
10/01/05


9. $500,000 Public Service Electric     A-       A2     NR         --              --               515,625.00
& Gas Company, First and Refunding
Mortgage Bonds, 6.750%, 3/01/06



10. $500,000 Wal-Mart Stores            AA       AA1    NR         --              --               495,000.00
Incorporated, Notes, 5.875%,
10/15/05





                                                                                             -----------------
                                                                                               $  5,951,875.00
                                                                                             -----------------
                                                                                             -----------------






---------
(1) (See Appendix A to Part B.)

(2) None of the bonds in the portfolio is subject to optional refunding redemptions or sinking fund redemptions.

(3) Evaluation of the bonds by the Evaluator is made on the basis of current offer side evaluation. On this basis, 42% of the bonds were purchased at a premium and 58% at a discount from par.

                        REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Corporate Income Fund, Intermediate Term Series--56, Defined Asset Funds (the "Fund"):


We have audited the accompanying statement of condition and the related portfolio included in the prospectus of the Fund as of January 4, 1996. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of cash and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of January 4, 1996 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
NEW YORK, N.Y.
JANUARY 4, 1996


                   STATEMENT OF CONDITION AS OF JANUARY 4, 1996


 TRUST PROPERTY
 Investments--Bonds and Contracts to purchase Bonds(1)                              $ 5,951,875.00
 Cash                                                                                    74,000.00
 Accrued interest to initial date of deposit on underlying Bonds                         97,411.79
 Organizational Costs(2)                                                                 18,222.00
                                                                                  ----------------
     Total                                                                          $ 6,141,508.79
                                                                                  ----------------
                                                                                  ----------------
 LIABILITIES AND INTEREST OF HOLDERS
 Liabilities: Advance by the Trustee for accrued interest(3)                        $    97,411.79
   Accrued Liability(2)                                                                  18,222.00
                                                                                  ----------------
   Subtotal                                                                             115,633.79
                                                                                  ----------------
 Interest of Holders of 6074 Units of fractional undivided interest outstanding:
   Cost to investors(4)                                                               6,273,876.42
   Gross underwriting commissions(5)                                                   (248,001.42)
                                                                                  ----------------
   Subtotal                                                                           6,025,875.00
                                                                                  ----------------
     Total                                                                          $ 6,141,508.79
                                                                                  ----------------
                                                                                  ----------------





---------
 (1) Aggregate cost to the Fund of the bonds listed under Defined Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the Initial Date of Deposit. The contracts to purchase the bonds are collateralized by an irrevocable letter of credit which has been issued by The Bank of Yokohama, LTD., in the amount of $6,046,327.91 and deposited with the Trustee. The amount of the letter of credit includes $5,944,730.00 for the purchase of $6,000,000 face amount of the bonds, plus $101,597.91 for accrued interest.

 (2) The Fund will bear all or a portion of its organizational costs, which will be deferred and amortized over 5 years. Organizational costs have been estimated based on a projected Fund size of 18,222 units. To the extent the Fund is larger or smaller, the estimate will vary.
 (3) Representing a special distribution by the Trustee to the Sponsors, of an amount equal to the accrued interest on the bonds as of the initial date of deposit.
 (4) Aggregate public offering price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying bonds as of the evaluation time on the business day prior to the initial date of deposit.
 (5) Assumes the maximum sales charge of 4.00%.

                             CORPORATE INCOME FUND
                            INTERMEDIATE TERM SERIES
                              DEFINED ASSET FUNDS


             I want to learn more about automatic reinvestment in the Investment Accumulation Program. Please send me information about participation in the Corporate Fund Accumulation Program, Inc. and a current Prospectus.


             My name (please print)

             My address (please print):
             Street and Apt. No.


             City, State, Zip Code





             This page is a self-mailer. Please complete the information above, cut along the dotted line, fold along the lines on the reverse side, tape, and mail with the Trustee's address displayed on the outside.






             1 2 3 4 5 6 7 8

                                   NO POSTAGE
                                   NECESSARY
                                   IF MAILED
                                     IN THE
                                 UNITED STATES
                              BUSINESS REPLY MAIL
                    FIRST CLASS PERMIT NO. 644 NEW YORK, NY
POSTAGE WILL BE PAID BY ADDRESSEE
THE CHASE MANHATTAN BANK, N.A.
(RETAIL PROCESSING DEPARTMENT)
770 BROADWAY -- 7TH FLOOR
NEW YORK, NY 10003-9598
(Fold along this line.)
(Fold along this line.)

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                             CORPORATE INCOME FUND


   THIS PART B OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED OR
                              PRECEDED BY PART A.
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS OF WRITING OR CALLING THE TRUSTEE, AT THE ADDRESS AND
      TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.





                                      Index


                                        PAGE                                       PAGE
                                        ----                                       -----


Fund Description. . . . . . . . . . .      1   Trust Indenture. . . . . . . . .        9

Risk Factors. . . . . . . . . . . . .      2   Miscellaneous. . . . . . . . . .        9

How to Buy Units. . . . . . . . . . .      4   Exchange Option. . . . . . . . .       11

How to Sell Units. . . . . . . . . .       5   Supplemental Information. . . . .      11

Income, Distributions and Reinvestment     6   Appendix A--Description of Ratings    a-1

Fund Expenses. . . . . . . . . . . .       7   Appendix B--Sales Charge Schedules    b-1

Taxes. . . . . . . . . . . . . . . .       7

Records & Reports. . . . . . . . . .       8



FUND DESCRIPTION

BOND PORTFOLIO SELECTION

  Professional buyers and research analysts for Defined Asset Funds, with access to extensive research, selected the Bonds for the Portfolio after considering the Fund's investment objective as well as the quality of the Bonds (all Bonds in the Portfolio are initially rated in the category A or better by at least one nationally recognized rating organization or have comparable credit characteristics), the yield and price of the Bonds compared to similar securities, the maturities of the Bonds and the diversification of the Portfolio. Only issues meeting these stringent criteria of the Defined Asset Funds team of dedicated research analysts are included in the Portfolio. No leverage or borrowing is used nor does the Portfolio contain other kinds of securities to enhance yield. A summary of the Bonds in the Portfolio appears in Part A of the Prospectus. In a Fund that includes multiple Trusts or Portfolios, the word Fund should be understood to mean each individual Trust or Portfolio.

  The deposit of the Bonds in the Fund on the initial date of deposit established a proportionate relationship among the face amounts of the Bonds. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Bonds in order to create new Units, maintaining to the extent possible that original proportionate relationship. Deposits of additional Bonds subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the face amounts of the Bonds at the end of the initial 90-day period.

  Yields on bonds depend on many factors including general conditions of the bond markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings. Ratings represent opinions of the rating organizations as to the quality of the bonds rated, based on the credit of the issuer or any guarantor, insurer or other credit provider, but these ratings are only general standards of quality (see Appendix A).

  After the initial date of deposit, the ratings of some Bonds may be reduced or withdrawn, or the credit characteristics of the Bonds may no longer be comparable to bonds rated A or better. Bonds rated BBB or Baa (the lowest investment grade rating) or lower may have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. Bonds rated below investment grade or unrated bonds with similar credit characteristics are often subject to greater market fluctuations and risk of loss of principal and income than higher grade bonds and their value may decline precipitously in response to rising interest rates.

  Because each Defined Asset Fund is a preselected portfolio of bonds, you know the securities, maturities, call dates and ratings before you invest. Of course, the Portfolio will change somewhat over time, as additional Bonds
                                       1
are deposited in order to create new Units, Bonds mature, are redeemed or are sold to meet Unit redemptions or in other limited circumstances. Because the Portfolio is not actively managed and principal is returned as the Bonds are disposed of, this principal should be relatively unaffected by changes in interest rates.

BOND PORTFOLIO SUPERVISION

  The Fund follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. The Fund may retain an issuer's bonds despite adverse financial developments. Experienced financial analysts regularly review the Portfolio and a Bond may be sold in certain circumstances including the occurrence of a default in payment or other default on the Bond, institution of certain legal proceedings, if the Bond becomes inconsistent with the Fund's investment objectives, a decline in the price of the Bond or the occurrence of other market or credit factors that, in the opinion of Defined Asset Funds research analysts, makes retention of the Bond detrimental to the interests of investors. The Trustee must generally reject any offer by an issuer of a Bond to exchange another security pursuant to a refunding or refinancing plan.

  The Sponsors and the Trustee are not liable for any default or defect in a Bond. If a contract to purchase any Bond fails, the Sponsors may generally deposit a replacement bond so long as it is a corporate bond, has a fixed maturity or disposition date substantially similar to the failed Bond and is rated A or better by at least one nationally recognized rating organization or has comparable credit characteristics. A replacement bond must be deposited within 110 days after deposit of the failed contract, at a cost that does not exceed the funds reserved for purchasing the failed Bond and at a yield to maturity and current return substantially equivalent (considering then current market conditions and relative creditworthiness) to those of the failed Bond, as of the date the failed contract was deposited.

RISK FACTORS

  An investment in the Fund entails certain risks, including the risk that the value of your investment will decline with increases in interest rates. Generally speaking, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities. In recent years there have been wide fluctuations in interest rates and in the value of fixed-rate bonds generally. The Sponsors cannot predict the direction or scope of any future fluctuations.

  Certain of the Bonds may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable debt securities. The current returns of market discount bonds are lower than comparably rated bonds selling at par because discount bonds tend to increase in market value as they approach maturity. The current returns of market premium bonds are higher than comparably rated bonds selling at par because premium bonds tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium bond will result in a reduction in yield to the Fund. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.

  Certain Bonds deposited into the Fund may have been acquired on a when-issued or delayed delivery basis. The purchase price for these Bonds is determined prior to their delivery to the Fund and a gain or loss may result from fluctuations in the value of the Bonds.

  The Fund may be concentrated in one or more of types of bonds. Set forth below is a brief description of certain risks associated with bonds which may be held by the Fund. Additional information is contained in the Information Supplement which is available from the Trustee at no charge to the investor.

UTILITIES

  Payments on utility bonds are dependent on various factors, including the rates the utilities may charge, the demand for their services and their operating costs, including expenses to comply with environmental legislation and other energy and licensing laws and regulations. Utilities are particularly sensitive to, among other things, the effects of inflation on operating and construction costs, the unpredictability of future usage requirements, the costs and availability of fuel and, with certain electric utilities, the risks associated with the nuclear industry.

HOSPITAL AND HEALTH CARE FACILITIES

  Payments on hospital and health care facility bonds are dependent upon revenues of hospitals and other health care facilities. These revenues come from private third-party payors and government programs, including the Medicare and Medicaid programs, which have generally undertaken cost containment measures to limit payments
                                       2
to health care facilities. Hospitals and health care facilities are subject to various legal claims by patients and others and are adversely affected by increasing cost of insurance.

BANKS AND OTHER FINANCIAL INSTITUTIONS

  The profitability of a financial institution is largely dependent upon the credit quality of its loan portfolio which, in turn, is affected by the institution's underwriting criteria, concentrations within the portfolio and specific industry and general economic conditions. The operating performance of financial institutions is also impacted by changes in interest rates, the availability and cost of funds, the intensity of competition and the degree of governmental regulation.

TELECOMMUNICATIONS

  Payments on bonds of companies in the telecommunications industry, including local, long-distance and cellular service, the manufacture of telecommunications equipment, and other ancillary services, are generally dependant upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities and the ability to obtain periodic rate increases, the effects of inflation on the cost of providing services and the rate of technological innovation. The industry is characterized by increasing competition in all sectors and extensive regulation by the Federal Communications Commission and various state regulatory authorities.

INSURED SERIES

Portfolio Insurance. MBIA Insurance Corporation (the "Insurer") (see The Insurer below) provides insurance to each Insured Series that guarantees the scheduled payments of the principal of and interest on the Bonds ("Portfolio-Insured Bonds") while they are owned by the Fund, but does not guarantee the market value of the Bonds or the value of the Units. Although all Bonds are individually insured, neither the Fund, the Units nor the Portfolio are insured directly.

  Since Portfolio Insurance applies to the Bonds only while they are owned by the Fund, the value of Portfolio- Insured Bonds (and therefore the value of the Units) may decline if the credit quality of any Portfolio-Insured Bond is reduced. Premiums for Portfolio Insurance are payable monthly in advance by the Trustee on behalf of the Fund. Upon the sale of a Portfolio-Insured Bond from the Fund, the Trustee has the right, pursuant to an irrevocable commitment obtained from the Insurer, to obtain insurance to maturity ("Permanent Insurance") on the Bond upon the payment of a single, predetermined insurance premium from the proceeds of the sale. Accordingly, any Bond in the Fund is eligible to be sold on an insured basis. The Public Offering Price does not reflect any element of value for Portfolio Insurance. The Evaluator will attribute a value to the Portfolio Insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units only if the Portfolio-Insured Bonds are in default in the payment of principal or interest or, in the opinion of Defined Asset Funds research analysts, in significant risk of default.


  The Insurer. The Bonds in Insured Series are insured or guaranteed by MBIA Insurance Corporation, which, according to publicly available information as of June 30, 1995, had admitted assets of approximately $3,623,000,000 and policyholders' surplus of approximately $1,165,000,000. MBIA Insurance Corporation was established in 1986 and its claims-paying ability is rated AAA by Standard & Poor's. Ratings of insurance companies are subject to change at any time at the discretion of the rating agency. In the event that the rating of an Insured Series is reduced, the Sponsors are authorized to direct the Trustee to obtain other insurance on behalf of the Fund.

  Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies are required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

LITIGATION AND LEGISLATION

  The Sponsors do not know of any pending litigation as of the date of this Prospectus which might reasonably be expected to have a material adverse effect upon the Fund. At any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Bonds in the Fund. In addi-
                                       3
tion, there can be no assurance that foreign withholding taxes will not be imposed on interest on Bonds issued by non-U.S. issuers in the future.

PAYMENT OF THE BONDS AND LIFE OF THE FUND

  The size and composition of the Portfolio will change over time. Certain of the Bonds are subject to redemption prior to their stated maturity dates pursuant to optional refunding or sinking fund redemption provisions or otherwise. In general, optional refunding redemption provisions are more likely to be exercised when the value of a Bond is at a premium over par than when it is at a discount from par. Some Bonds may be subject to sinking fund and extraordinary redemption provisions which may commence early in the life of the Fund. Additionally, the size and composition of the Fund will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units and whether or not the Sponsors are able to sell the Units acquired by them in the secondary market. As a result, Units offered in the secondary market may not represent the same face amount of Bonds as on the initial date of deposit. Factors that the Sponsors will consider in determining whether or not to sell Units acquired in the secondary market include the diversity of the Portfolio, the size of the Fund relative to its original size, the ratio of Fund expenses to income, the Fund's current and long-term returns, the degree to which Units may be selling at a premium over par and the cost of maintaining a current prospectus for the Fund. These factors may also lead the Sponsors to seek to terminate the Fund earlier than its mandatory termination date.

FUND TERMINATION

  The Fund will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Bond or upon the consent of investors holding 51% of the Units. The Fund may also be terminated earlier by the Sponsors once the total assets of the Fund have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Fund early will be based on factors similar to those considered by the Sponsors in determining whether to continue the sale of Units in the secondary market.

  Notice of impending termination will be provided to investors and thereafter Units will no longer be redeemable. On or shortly before termination, the Fund will seek to dispose of any Bonds remaining in the Portfolio although any Bond unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Bonds, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

LIQUIDITY

  Up to 40% of the value of the Portfolio may consist of Bonds acquired in private placements or otherwise that may constitute restricted securities that cannot be sold publicly by the Trustee without registration under the Securities Act of 1933, as amended. The Sponsors nevertheless believe that, should a sale of these Bonds be necessary in order to meet redemption of Units, the Trustee should be able to consummate a sale with institutional investors.

  The principal trading market for the Bonds will generally be in the over-the-counter market and the existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in them. There can be no assurance that a liquid trading market will exist for any of the Bonds, especially since the Fund may be restricted under the Investment Company Act of 1940 from selling Bonds to any Sponsor. The value of the Portfolio will be adversely affected if trading markets for the Bonds are limited or absent.

HOW TO BUY UNITS

PUBLIC OFFERING PRICE

  Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price plus accrued interest on the Units. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund. In the initial offering period, the Public Offering Price is based on the next offer side evaluation of the Bonds, and includes a sales charge based on the number of Units of a single Fund purchased on any one day by a single purchaser. See Initial Offering sales charge schedule in Appendix B. Purchases of Fund Units during the initial offering period may not be aggregated with purchases of any other unit trust.

  In the secondary market (after the initial offering period), the Public Offering Price is based on the bid side evaluation of the Bonds, and includes a sales charge based on the number of Units of the Fund purchased in the
                                       4
secondary market on the same day by a single purchaser (see Secondary Market sales charge schedule in Appendix B). Purchases in the secondary market of one or more Series sponsored by the Sponsors that have the same rates of sales charge may be aggregated. To qualify for a reduced sales charge, the dealer must confirm that the sale is to a single purchaser or is purchased for its own account and not for distribution. For these purposes, Units held in the name of the purchaser's spouse or child under 21 years of age are deemed to be purchased by a single purchaser. A trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account is also considered a single purchaser. This procedure may be amended or terminated at any time without notice.

  Employees of certain Sponsors and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units at any time at prices including a sales charge of not less than $5 per Unit.


  Net accrued interest and principal cash, if any, are added to the Public Offering Price, the Sponsors' Repurchase Price and the Redemption Price per Unit. This represents the interest accrued on the Bonds, net of Fund expenses, from the initial date of deposit to, but not including, the settlement date for Units (less any prior distributions of interest income to investors). Bonds deposited also carry accrued but unpaid interest up to the initial date of deposit. To avoid having investors pay this additional accrued interest (which earns no return) when they purchase Units, the Trustee advances and distributes this amount to the Sponsors; it recovers this advance from interest received on the Bonds. Because of varying interest payment dates on the Bonds, accrued interest at any time will exceed the interest actually received by the Fund.


  Because accrued interest on the Bonds is not received by the Fund at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the interest actually received by the Fund. To eliminate fluctuations in the Monthly Income Distribution, a portion of the Public Offering Price may consist of cash in an amount necessary for the Trustee to provide approximately equal distributions. Upon the sale or redemption of Units, investors will receive their proportionate share of this cash. In addition, if a Bond is sold, redeemed or otherwise disposed of, the Fund will periodically distribute to investors the portion of this cash that is attributable to the Bond.

EVALUATIONS

  Evaluations are determined by the independent Evaluator on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. Bond evaluations are based on closing sales prices (unless the Evaluator deems these prices inappropriate). If closing sales prices are not available, the evaluation is generally determined on the basis of current bid or offer prices for the Bonds or comparable securities or by appraisal or by any combination of these methods. In the past, the bid prices of publicly offered issues have been lower than the offer prices by as much as 11/2 or more of face amount in the case of inactively traded issues and as little as 1/4 of 1% in the case of actively traded issues, but the difference between the offer and bid prices has averaged between 1/2 of 1% and 1% of face amount. Neither the Sponsors, the Trustee or the Evaluator will be liable for errors in the Evaluator's judgment. The fees of the Evaluator will be borne by the Fund.

CERTIFICATES

  Certificates for Units are issued upon request and may be transferred by paying any taxes or governmental charges and by complying with the requirements for redeeming Certificates (see How To Sell Units--Trustee's Redemption of Units). Certain Sponsors collect additional charges for registering and shipping Certificates to purchasers. Lost or mutilated Certificates can be replaced upon delivery of satisfactory indemnity and payment of costs.

HOW TO SELL UNITS

SPONSORS' MARKET FOR UNITS

  You can sell your Units at any time without a fee. The Sponsors (although not obligated to do so) will normally buy any Units offered for sale at the repurchase price next computed after receipt of the order. The Sponsors have maintained secondary markets in Defined Asset Funds for over 20 years. Primarily because of the sales charge and fluctuations in the market value of the Bonds, the sale price may be less than the cost of your Units. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

  The Sponsors may discontinue this market without prior notice if the supply of Units exceeds demand or for other business reasons; in that event, the Sponsors may still purchase Units at the redemption price as a service to investors. The Sponsors may reoffer or redeem Units repurchased.

TRUSTEE'S REDEMPTION OF UNITS

  You may redeem your Units by sending the Trustee a redemption request together with any certificates you hold. Certificates must be properly endorsed or accompanied by a written transfer instrument with signatures guaranteed by an eligible institution. In certain instances, additional documents may be required such as a certificate of death, trust instrument, certificate of corporate authority or appointment as executor, administrator or guardian. If the Sponsors are maintaining a market for Units, they will purchase any Units tendered at the repurchase price described above. The Fund has no back-end load or 12b-1 fees, so there is never a fee for cashing in your investment (see Appendix B). If they do not purchase Units tendered, the Trustee is authorized in its discretion to sell Units in the over-the-counter market if it believes it will obtain a higher net price for the redeeming investor.

  By the seventh calendar day after tender you will be mailed an amount equal to the Redemption Price per Unit. Because of market movements or changes in the Portfolio, this price may be more or less than the cost of your Units. The Redemption Price per Unit is computed each Business Day by adding the value of the Bonds, net accrued interest, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units. Bonds are evaluated on the offer side during the initial offering period and on the bid side thereafter.

  If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Bonds selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Fund. These sales are often made at times when the Bonds would not otherwise be sold and may result in lower prices than might be realized otherwise and will also reduce the size and diversity of the Fund.

  Redemptions may be suspended or payment postponed if the New York Stock Exchange is closed other than for customary weekend and holiday closings, if the SEC determines that trading on that Exchange is restricted or that an emergency exists making disposal or evaluation of the Bonds not reasonably practicable, or for any other period permitted by the SEC.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME

  Some of the Bonds may have been purchased on a when-issued basis or may have a delayed delivery. Since interest on these Bonds does not begin to accrue until the date of their delivery to the Fund, in order to provide income to investors for this non-accrual period, the Trustee will advance Funds to the Fund in an amount equal to the amount of interest that would have accrued on these Bonds between the date of settlement for the Units and the dates of delivery of the Bonds. If a when-issued Bond is not delivered until later than expected and the amount of the Trustee's annual fee and expenses is insufficient to cover the additional accrued interest, the Sponsors will treat the contracts as failed Bonds.

  Interest received is credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund.

DISTRIBUTIONS

  Each Unit receives an equal share of monthly distributions of interest income net of estimated expenses. Interest on the Bonds is generally received by the Fund on a semi-annual or annual basis. Because interest on the Bonds is not received at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the interest actually received. To eliminate fluctuations in the Monthly Income Distribution, the Trustee will advance amounts necessary to provide approximately equal interest distributions; it will be reimbursed, without interest, from interest received on the Bonds, but the Trustee is compensated, in part, by holding the Fund's cash balances in non-interest bearing accounts. Along with the Monthly Income Distributions, the Trustee will distribute the investor's pro rata share of principal received from any disposition of a Bond to the extent available for distribution.

  The initial estimated annual income per Unit, after deducting estimated annual Fund expenses as stated in Part A of the Prospectus, will change as Bonds mature, are called or sold or otherwise disposed of, as replacement
                                       6
bonds are deposited and as Fund expenses change. Because the Portfolio is not actively managed, income distributions will generally not be affected by changes in interest rates. Depending on the financial conditions of the issuers of the Bonds, the amount of income should be substantially maintained as long as the Portfolio remains unchanged; however, optional bond redemptions or other Portfolio changes may occur more frequently when interest rates decline, which would result in early returns of principal and possibly earlier termination of the Fund.

REINVESTMENT

  Distributions will be paid in cash unless the investor elects to have distributions reinvested without sales charge in The Corporate Fund Accumulation Program, Inc. The Program is an open-end management investment company whose investment objective is to obtain a high level of current income by investing in a diversified portfolio consisting primarily of long-term corporate bonds rated A or better or with comparable credit characteristics. It should be noted, however, that interest distributions to foreign Investors from this Program will be subject to U.S. Federal income taxes, including withholding taxes. Investors participating in the Program will be taxed on their reinvested distributions in the manner described in Taxes even though distributions are automatically reinvested. For more complete information about the Program, including charges and expenses, request the Program's prospectus from the Trustee. Read it carefully before you decide to participate. Written notice of election to participate must be received by the Trustee at least ten days before the Record Day for the first distribution to which the election is to apply.

FUND EXPENSES

  Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for maintaining the Fund's registration statement current with Federal and State authorities, extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Bonds for this purpose if cash is not available. The Sponsors receive an annual fee of a maximum of $0.35 per $1,000 face amount to reimburse them for the cost of providing Portfolio supervisory services to the Fund. While the fee may exceed their costs of providing these services to the Fund, the total supervision fees from all Series of Corporate Income Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to the Fund, currently estimated at $0.10 per Unit. The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

  All or some portion of the expenses incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund, and amortized over five years. Any balance of the expenses incurred in establishing the Fund, as well as advertising and selling expenses will be paid from the Underwriting Account at no charge to the Fund. Sales charges on Defined Asset Funds range from under 1.0% to 5.5%. This may be less than you might pay to buy and hold a comparable managed fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES

  The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

  In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:

     The Fund is not an association taxable as a corporation for federal income tax purposes. Each investor will be considered the owner of a pro rata portion of each Bond in the Fund under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the "Code"). The total cost to an investor of his Units, including sales charges and organizational expenses borne by the investor, is allocated to his pro rata portion of each Bond, in proportion to the fair market values thereof on the date the investor purchases his Units, in order to determine his tax basis for his pro rata portion of each Bond.

     Each investor will be considered to have received the interest on his pro rata portion of each Bond when interest on the Bond is received by the Fund regardless of whether it is automatically reinvested in the Fund or used to pay current ongoing expenses or organizational expenses. An individual investor who itemizes deductions may deduct his pro rata share of current ongoing expenses of the Fund only to the extent that such amount together with the investor's other miscellaneous deductions exceeds 2% of his adjusted gross income.

     If an investor's tax basis for his pro rata portion of a Bond exceeds the redemption price at maturity thereof (subject to certain adjustments), the investor will be considered to have purchased his pro rata portion of the Bond at a "bond premium". The investor may elect to amortize the bond premium prior to the maturity of the Bond. The amount amortized in any year should be applied to offset the investor's interest from the Bond and will result in a reduction of basis for his pro rata portion of the Bond.

     An investor will recognize taxable gain or loss when all or part of his pro rata portion of a Bond is disposed of by the Fund or when he sells or redeems all or some of his Units. Any such taxable gain or loss will be capital gain or loss, except that any gain from the disposition of an investor's pro rata portion of a Bond acquired by the investor at a "market discount" (i.e., where the investor's tax basis for his pro rata portion of the Bond is less than its stated redemption price at maturity) will be treated as ordinary income to the extent the gain does not exceed the accrued market discount.

     Under the income tax laws of the State and City of New York, the Fund is not an association taxable as a corporation and income received by the Fund will be treated as the income of the investors in the same manner as for federal income tax purposes.

     Notwithstanding the foregoing, an investor who is a non-resident alien individual or a foreign corporation (a "Foreign Investor") will generally not be subject to U.S. federal income taxes, including withholding taxes, on the interest income on, or any gain from the sale or other disposition of, his pro rata portion of any Bond provided that (i) the interest income or gain is not effectively connected with the conduct by the Foreign Investor of a trade or business within the United States, (ii) if the interest is United States source income (which is the case on most Bonds issued by United States issuers), the Foreign Investor does not own, actually or constructively, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Bond and is not a controlled foreign corporation related (within the meaning of Section 864 (d)(4) of the Code) to the issuer of the Bond, (iii) with respect to any gain, the Foreign Investor (if an individual) is not present in the United States for 183 days or more during the taxable year and (iv) the Foreign Investor provides the required certification of his status and of certain other matters. Withholding agents will file with the Internal Revenue Service foreign person information returns with respect to such interest payments accompanied by such certifications. Foreign Investors should consult their own tax advisers with respect to United States federal income tax consequences of ownership of Units.

     The foregoing discussion relates only to U.S. federal and certain aspects of New York State and City income taxes. Investors may be subject to taxation in New York and other jurisdictions (including a Foreign Investor's country of residence) and should consult their own tax advisers in this regard.


                                      * * *

  Neither the Sponsors nor Davis Polk & Wardwell have made or will make a review of the facts and circumstances relating to the issuance of any Bonds. To the best knowledge of the Sponsors, each Bond will be treated as debt for tax purposes by the respective issuers. The Internal Revenue Service, however, is not bound by an issuer's treatment and may take the position that a Bond has more equity than debt features and, accordingly, should be treated as equity. In the event of such a recharacterization, a withholding tax at the statutory rate of 30% (or a lesser treaty rate) would apply on distributions to Foreign Investors in respect of that Bond.

  After the end of each calendar year, the Trustee will furnish to each investor an annual statement containing information relating to the interest received by the Fund on the Bonds, the gross proceeds received by the Fund from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Fund of any Bond), and the fees and expenses paid by the Fund. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service.

RECORDS AND REPORTS

  The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Bonds and a copy of the Indenture, and sup-
                                       8
plemental information on the operations of the Fund and the risks associated with the Bonds held by the Fund, which may be inspected by investors at reasonable times during business hours.

  With each distribution, the Trustee includes a statement of the interest and any other receipts being distributed. Within five days after deposit of Bonds in exchange or substitution for Bonds (or contracts) previously deposited, the Trustee will send a notice to each investor, identifying both the Bonds removed and the replacement bonds deposited. The Trustee sends each investor of record an annual report summarizing transactions in the Fund's accounts and amounts distributed during the year and Bonds held, the number of Units outstanding and the Redemption Price at year end, the interest received by the Fund on the Bonds, the gross proceeds received by the Fund from the disposition of any Bond (resulting from redemption or payment at maturity or sale of any Bond), and the fees and expenses paid by the Fund, among other matters. The Trustee will also furnish annual information returns to each investor. Investors may obtain copies of Bond evaluations from the Trustee to enable them to comply with federal and state tax reporting requirements. Fund accounts are audited annually by independent accountants selected by the Sponsors. Audited financial statements are available from the Trustee on request.

TRUST INDENTURE

  The Fund is a "unit investment trust" created under New York law by a Trust Indenture among the Sponsors, the Trustee and the Evaluator. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

  The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified on the substance of any amendment.

  The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The Evaluator may resign or be removed by the Sponsors and the Trustee without the investors' consent. The resignation or removal of either becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee or Evaluator may apply to a court of competent jurisdiction to appoint a successor.

  Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains and is agreeable to the resignation. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

  The Sponsors, the Trustee and the Evaluator are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor or the Evaluator) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

  The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

  The Statement of Condition on the back cover of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

  The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

SPONSORS

  The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America; Dean Witter Reynolds, Inc., a principal operating subsidiary of Dean Witter Discover & Co. and PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

PUBLIC DISTRIBUTION

  In the initial offering period Units will be distributed to the public through the Underwriting Account and dealers who are members of the National Association of Securities Dealers, Inc. The initial offering period is 30 days or less if all Units are sold. If some Units initially offered have not been sold, the Sponsors may extend the initial offering period for up to four additional successive 30-day periods.

  The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold. Sales to dealers and to introducing dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price, but the Agent for the Sponsors reserves the right to change the rate of any concession from time to time. Any dealer or introducing dealer may reallow a concession up to the concession to dealers.

UNDERWRITERS' AND SPONSORS' PROFITS

  Upon sale of the Units, the Underwriters will be entitled to receive sales charges. The Sponsors also realize a profit or loss on deposit of the Bonds equal to the difference between the cost of the Bonds to the Fund (based on the offer side evaluation on the initial date of deposit) and the Sponsors' cost of the Bonds. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Bonds it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

FUND PERFORMANCE

  Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of income and principal distributions reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective investors. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

  Past performance may not be indicative of future results. The Fund is not actively managed. Unit price and return fluctuate with the value of the Bonds in the Portfolio, so there may be a gain or loss when Units are sold.

  Fund performance may be compared to performance data from publications such as Lipper Analytical Services, Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report,
                                       10

Barron's Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine. As with other performance data, performance comparisons should not be considered representative of the Fund's relative performance for any future period.

DEFINED ASSET FUNDS

  For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to "buy with knowledge" (because, unlike managed funds, the portfolio of municipal bonds and the return are relatively fixed) and "hold with confidence" (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term income by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. One's investment objectives may call for a combination of Defined Asset Funds.

  One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

EXCHANGE OPTION

  You may exchange Fund Units for units of certain other Defined Asset Funds subject only to a reduced sales charge. You may exchange your units of any Select Ten Portfolio, of any other Defined Asset Fund with a regular maximum sales charge of at least 3.50%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 3.0%, for Units of this Fund at their relative net asset values, subject only to a reduced sales charge.

  To make an exchange, you should contact your financial professional to find out what suitable Exchange Funds are available and to obtain a prospectus. You may acquire units of only those Exchange Funds in which the Sponsors are maintaining a secondary market and which are lawfully for sale in the state where you reside. Except for the reduced sales charge, an exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax advisor. If the proceeds of units exchanged are insufficient to acquire a whole number of Exchange Fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

  As the Sponsors are not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION


  Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive at no cost to the investor supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of Bonds that may be part of the Fund's Portfolio, general risk disclosure concerning any insurance securing certain Bonds, and general information about the structure and operation of the Fund.

                                   APPENDIX A

DESCRIPTION OF RATINGS (AS DESCRIBED BY THE RATING COMPANIES THEMSELVES)

STANDARD & POOR'S RATINGS GROUP, A DIVISION OF MCGRAW HILL, INC.

  A Standard & Poor's rating on the units of an investment trust (hereinafter referred to collectively as "units" and "funds") is a current assessment of creditworthiness with respect to the investments held by the fund. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees, or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which fund expenses will reduce payment to the Holder of the interest and principal required to be paid on portfolio assets. In addition, the rating is not a recommendation to purchase, sell, or hold units, as the rating does not comment as to market price of the units or suitability for a particular investor.

  AAA--Units rated AAA represent interests in funds composed exclusively of securities that, together with their credit support, are rated AAA by Standard & Poor's and/or certain short-term investments. This AAA rating is the highest rating assigned by Standard & Poor's to a security. Capacity to pay interest and repay principal is extremely strong.

  AA--Debt rated AA has a very strong capacity to pay interest and repay principal, and differs from the highest rated issues only in small degree.

  A--Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

  BBB--Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

  BB, B, CCC, CC--Debt rated BB, B, CCC and CC is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

  The ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  A provisional rating, indicated by "p" following a rating, assumes the successful completion of the project being financed by the issuance of the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.

MOODY'S INVESTORS SERVICE INC.

  Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

  Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

  A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

  Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

  Ba--Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

  B--Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

  Rating symbols may include numerical modifiers 1, 2 or 3. The numerical modifier 1 indicates that the security ranks at the high end, 2 in the mid-range, and 3 nearer the low end, of the generic category. These modifiers of rating symbols are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

  Conditional ratings, indicated by "Con.", are sometimes given when the security for the bond depends upon the completion of some act or the fulfillment of some condition. Such bonds are given a conditional rating that denotes their probable credit stature upon completion of that act or fulfillment of that condition.

FITCH INVESTORS SERVICES, INC.

  AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

  AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, which very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

  A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

  BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

DUFF & PHELPS CREDIT RATING CO.

  AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

  AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic stress.

  A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

                                   APPENDIX B
                     INITIAL OFFERING SALES CHARGE SCHEDULE

                                                 SALES CHARGE
                                          (GROSS UNDERWRITING PROFIT)
                                        -------------------------------
                                          AS PERCENT OF   AS PERCENT OF DEALER CONCESSION AS    PRIMARY MARKET
                                        OFFER SIDE PUBLIC  NET AMOUNT    PERCENT OF PUBLIC      CONCESSION TO
            NUMBER OF UNITS              OFFERING PRICE     INVESTED       OFFERING PRICE    INTRODUCING DEALERS
--------------------------------------- ----------------- ------------- -------------------- --------------------


MONTHLY PAYMENT SERIES, INSURED SERIES:


Less than 250. . . . . . . . . . . .      4.50%            4.712%          2.925%                        $32.40
250 - 499. . . . . . . . . . . . . . .    3.50             3.627           2.275                          25.20
500 - 749. . . . . . . . . . . . . . .    3.00             3.093           1.950                          21.60
750 - 999. . . . . . . . . . . . . . .    2.50             2.564           1.625                          18.00
1,000 or more. . . . . . . . . . . . .    2.00             2.041           1.300                          14.40

INTERMEDIATE SERIES:
Less than 250. . . . . . . . . . . .      4.00%            4.167%          2.600%                        $28.80
250 - 499. . . . . . . . . . . . . . .    3.00             3.093           1.950                          21.60
500 - 749. . . . . . . . . . . . . . .    2.50             2.564           1.625                          18.00
750 - 999. . . . . . . . . . . . . . .    2.00             2.040           1.300                          14.40
1,000 or more. . . . . . . . . . . . .    1.50             1.523           0.975                          10.00



                     SECONDARY MARKET SALES CHARGE SCHEDULE


                                             SALES CHARGE
                                      (GROSS UNDERWRITING PROFIT)
                                     -----------------------------
                                      AS PERCENT OF  AS PERCENT OF DEALER CONCESSION AS
                                     BID SIDE PUBLIC  NET AMOUNT     PERCENT OF PUBLIC
          NUMBER OF UNITS            OFFERING PRICE    INVESTED       OFFERING PRICE
-----------------------------------  --------------- ------------- ---------------------


Less than 250. . . . . . . . . . .     5.50%          5.820%          3.575%
250 - 499. . . . . . . . . . . . .     4.50           4.712           2.925
500 - 749. . . . . . . . . . . . .     3.50           3.627           2.275
750 - 999. . . . . . . . . . . . .     2.50           2.564           1.625
1,000 or more. . . . . . . . . . .     2.00           2.041           1.300

INTERMEDIATE SERIES:
Less than 250. . . . . . . . . . .     4.75%          4.987%          3.088%
250 - 499. . . . . . . . . . . . .     3.75           3.896           2.438
500 - 749. . . . . . . . . . . . .     2.75           2.828           1.788
750 - 999. . . . . . . . . . . . .     2.00           2.041           1.300
1,000 or more. . . . . . . . . . .     1.50           1.523           0.975





                                      b-1

                 (This page has been left blank intentionally.)

                           Defined
                           Asset FundsSM


























































SPONSORS:                            CORPORATE INCOME FUND
Merrill Lynch,
Pierce, Fenner & Smith Incorporated
Defined Asset Funds                  Intermediate Term Series--56
P.O. Box 9051                        (A Unit Investment Trust)
Princeton, NJ 08543-9051
(609) 282-8500                       This Prospectus does not contain all of the information with respect to the investment company set forth in its registration statement
Smith Barney Inc.                    and exhibits relating thereto which have been filed with the
Unit Trust Department                Securities and Exchange Commission, Washington, D.C. under the
388 Greenwich Street--23rd Floor     Securities Act of 1933 and the Investment Company Act of 1940, and
New York, NY 10013                   to which reference is hereby made.
1-800-223-2532                                 ---------------------

PaineWebber Incorporated             No person is authorized to give any information or to make
1200 Harbor Blvd.                    any representations with respect to this investment company not
Weehawken, NJ 07087                  contained in this Prospectus; and any information or representation
(201) 902-3000                       not contained herein must not be relied upon as having been authorized.
Prudential Securities Incorporated             ---------------------
One Seaport Plaza
199 Water Street                     When Units of this Series are no longer available, this Prospectus
New York, NY 10292                   may be used as a preliminary prospectus for a future series, and
(212) 776-1000                       investors should note the following:

Dean Witter Reynolds Inc.            Information contained herein is subject to amendment. A registration
Two World Trade Center               statement relating to those securities has been filed with the
59th Floor                           Securities and Exchange Commission. These securities may not be sold
New York, NY 10048                   nor may offers to buy be accepted prior to the time the registration
(212) 392-2222                       statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer,
EVALUATOR:                           solicitation or sale would be unlawful prior to registration or
Interactive Data Services, Inc.      qualification under the securities laws of any such state.
14 Wall Street
New York, NY 10005



TRUSTEE:
The Chase Manhattan Bank, N.A.
(A National Banking Association)
Customer Service Retail Department
770 Broadway -- 7th Floor
New York, NY 10003-9598
1-800-323-1508









                                                                                               15165-1/96




                                    PART II

             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

     A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.



                                                                                          SEC FILE OR
                                                                                     IDENTIFICATION NUMBER
                                                                                    ------------------------

    I. Bonding Arrangements and Date of Organization of the Depositors filed pursuant to Items A and B of Part II of the Registration Statement on Form
        S-6 under the Securities Act of 1933:


        Merrill Lynch, Pierce, Fenner & Smith Incorporated. . . . . . . . . . .             2-52691

        Prudential Securities Incorporated. . . . . . . . . . . . . . . . . . .             2-61418

        Smith Barney Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . .              33-29106

        Dean Witter Reynolds Inc.. . . . . . . . . . . . . . . . . . . . . . .              2-60599

        PaineWebber Incorporated. . . . . . . . . . . . . . . . . . . . . . . .             2-87965

   II. Information as to Officers and Directors of the Depositors filed pursuant to
        Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the
        Securities Exchange Act of 1934:


        Merrill Lynch, Pierce, Fenner & Smith Incorporated. . . . . . . . . . .              8-7221

        Prudential Securities Incorporated. . . . . . . . . . . . . . . . . . .             8-27154

        Smith Barney Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . .               8-8177

        Dean Witter Reynolds Inc.. . . . . . . . . . . . . . . . . . . . . . .              8-14172

        PaineWebber Incorporated. . . . . . . . . . . . . . . . . . . . . . . .             8-16267

  III. Charter documents of the Depositors filed as Exhibits to the Registration
        Statement on Form S-6 under the Securities Act of 1933 (Charter, By- Laws):



        Merrill Lynch, Pierce, Fenner & Smith Incorporated. . . . . . . . . . .         2-73866, 2-77549

        Prudential Securities Incorporated. . . . . . . . . . . . . . . . . . .         2-86941, 2-86941

        Smith Barney Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . .              33-20499

        Dean Witter Reynolds Inc.. . . . . . . . . . . . . . . . . . . . . . .          2-60599, 2-86941

        PaineWebber Incorporated. . . . . . . . . . . . . . . . . . . . . . . .         2-87965, 2-87965

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as
follows:



        Merrill Lynch, Pierce, Fenner & Smith Incorporated. . . . . . . . . . .            13-5674085

        Prudential Securities Incorporated. . . . . . . . . . . . . . . . . . .            22-2347336

        Smith Barney Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . .             13-1912900

        Dean Witter Reynolds Inc.. . . . . . . . . . . . . . . . . . . . . . .             94-1671384

        PaineWebber Incorporated. . . . . . . . . . . . . . . . . . . . . . . .            13-2638166

        The Chase Manhattan Bank, Trustee. . . . . . . . . . . . . . . . . . .             13-2633612




The Sponsors undertake that they will not instruct the Trustee to accept from
(i) Asset Guaranty Reinsurance Company, MBIA Insurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                        SERIES OF CORPORATE INCOME FUND,
        DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES, EQUITY INCOME FUND
                      AND MUNICIPAL INVESTMENT TRUST FUND
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                                         SEC
SERIES NUMBER                                                                        FILE NUMBER


Corporate Income Fund, Two Hundred Thirteenth Monthly Payment Series. . . . . . .      2-96642

Corporate Income Fund, First Insured Series. . . . . . . . . . . . . . . . . . . .     33-19553

Municipal Investment Trust Fund, Four Hundred Thirty-Eighth Monthly Payment Series     33-16561

Municipal Investment Trust Fund, Multistate Series 6E. . . . . . . . . . . . . . .     33-29412

Municipal Investment Trust Fund, Multistate Series-48. . . . . . . . . . . . . . .     33-50247

Equity Income Fund Select Ten Portfolios--1995 Spring Series. . . . . . . . . . .      33-55807

Defined Asset Funds, Municipal Insured Series. . . . . . . . . . . . . . . . . . .     33-54565


                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:


  The facing sheet of Form S-6.


  The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).


  The Prospectus.


  Additional Information not included in the Prospectus (Part II). Consent of independent accountants.


  The following exhibits:



     1.1   --  Form of Trust Indenture (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of
               The Corporate Income Fund, Insured Series-22, 1933 Act File No. 33-49833).

     1.1.1 --  Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate
               Series-48, 1933 Act File No. 33-50247).

     1.2   --  Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the
               Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment
               Series, 1933 Act File No. 2-90925).

     2.1   --  Form of Certificate of Beneficial Interest (included in Exhibit 1.1.1).

     3.1   --  Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings "Taxes" and "Miscellaneous--Legal Opinion" in the Prospectus.


     4.1   --  Consent of the Evaluator.

     5.1   --  Consent of Independent Accountants.

     9.1   --  Information Supplement (incorporated by reference to Exhibit No. 9.1 to the Registration Statement of
               Corporate Income Fund, Intermediate Term Series-54, 1933 Act File No. 33-57973).



                                   SIGNATURES


   The registrant hereby identifies the series numbers of The Corporate Income Fund, Defined Asset Funds Municipal Insured Series, Equity Income Fund and Municipal Investment Trust Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:


   1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;


   2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and


   3) That it has complied with Rule 460 under the Securities Act of 1933.



   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 4TH DAY OF JANUARY, 1996.


             SIGNATURES APPEAR ON PAGES R-3, R-4, R-5, R-6 AND R-7.

   A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


   A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


   A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


   A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


   A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR




By the following persons, who constitute a majority of       Powers of Attorney have been filed under
 the Board of Directors of Merrill Lynch, Pierce,             Form SE and the following 1933 Act File
 Fenner & Smith Incorporated:                                 Numbers: 33-43466 and 33-51607






      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL



           ERNEST V. FABIO

      By:  ERNEST V. FABIO
           (As authorized signatory for Merrill Lynch, Pierce,
         Fenner & Smith Incorporated and
         Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR




By the following persons, who constitute a majority of      Powers of Attorney have been filed under the
the Board of Directors of Smith Barney Inc.:                 following 1933 Act File Numbers: 33-56722 and
                                                             33-51999





      STEVEN D. BLACK
      JAMES BOSHART III
      ROBERT A. CASE
      JAMES DIMON
      ROBERT DRUSKIN
      ROBERT F. GREENHILL
      JEFFREY LANE
      ROBERT H. LESSIN
      JACK L. RIVKIN

           GINA LEMON

      By:  GINA LEMON
      (As authorized signatory for
      Smith Barney Inc. and
      Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR




By the following persons, who constitute a majority of       Powers of Attorney have been filed under
the Board of Directors of Prudential Securities              Form SE and the following 1933 Act File
 Incorporated:                                                Number: 33-41631






      ALAN D. HOGAN
      GEORGE A. MURRAY
      LELAND B. PATON
      HARDWICK SIMMONS



           RICHARD R. HOFFMANN

      By:  RICHARD R. HOFFMANN
         (As authorized signatory for Prudential Securities
         Incorporated and Attorney-in-fact for the persons
         listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR




By the following persons, who constitute a majority of      Powers of Attorney are being filed under
the Board of Directors of Dean Witter Reynolds Inc.:        Form SE and the following 1933 Act File
                                                             Number: 33-17085





      NANCY DONOVAN
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      STEPHEN R. MILLER
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH



           MICHAEL D. BROWNE

      By:  MICHAEL D. BROWNE
           (As authorized signatory for
      Dean Witter Reynolds Inc. and
      Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR




By the following persons, who constitute a majority of      Powers of Attorney are being filed under
the Executive Committee of the Board of                      Form SE and the following 1933 Act File
Directors of PaineWebber Incorporated:                       Number: 33-55073





      JOSEPH J. GRANO, JR.
      DONALD B. MARRON




           ROBERT E. HOLLEY

      By:  ROBERT E. HOLLEY
           (As authorized signatory for
      PaineWebber Incorporated and
      Attorney-in-fact for the persons listed above)